FILTRONA

RECEIVED

2007 JAN -3 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

30 December 2006

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA

07020038

Dear Sir/Madam

SUPPL

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 November 2006, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

V. Walters

Vicky Walters
Personal Assistant

PROCESSED

JAN 0 8 2007

THOMSON FINANCIAL

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

File No: 82-34882

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtrona plc

2. Name of shareholder having a major interest

Goldman Sachs Group, Inc. through its direct and indirect subsidiaries, Goldman, Sachs & Co, Goldman Sachs Securities (Nominees) Limited, and Goldman Sachs International.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of Goldman Sachs Group, Inc. and a non-beneficial interest held by Goldman Sachs Securities (Nominees) Limited representing funds under management held on behalf of clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Holding**
Goldman Sachs Securities (Nominees) Limited	13,126,290
Goldman Sachs International	501,843
	<u>**13,628,133**</u>

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/K

8. Percentage of issued class

N/K

9. Class of security

Ordinary Shares

10. Date of transaction

    N/K

11. Date company informed

    28 December 2006

12. Total holding following this notification

    13,628,133 shares

13. Total percentage holding of issued class following this notification

    6.21%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon – 01908 359100
    Deputy Company Secretary

16. Name and signature of authorised company official responsible for making this notification

    Jon Green
    Company Secretary and General Counsel

    Date of notification

    29 December 2006

RECEIVED
2007 JAN -3 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILTRONA PLC (the 'Company' or 'Filtrona')

Annual Information Update

Pursuant to the requirements of Prospectus Rule 5.2., the following summarises the information that has been published or made available to the public by Filtrona throughout the twelve months to 30 December 2006, some of which, may now be out of date.

Filtrona uses the London Stock Exchange RNS Submit service to make announcements to the market.

Copies of these announcements may be obtained from the RNS service using the following link – www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and entering the company name 'Filtrona' or short code 'FLTR'.

Copies of all documents filed with Companies House may be obtained by contacting Companies House on 0870 33 33 636.

RNS Announcements

Holdings in Company:

1. 23 January 2006
2. 30 January 2006
3. 06 February 2006 (two announcements)
4. 08 February 2006
5. 09 February 2006
6. 10 February 2006
7. 23 March 2006
8. 05 April 2006
9. 03 May 2006
10. 05 May 2006
11. 31 May 2006
12. 11 July 2006 (two announcements)
13. 18 July 2006
14. 29 August 2006
15. 01 September 2006
16. 06 September 2006 (two announcements)
17. 08 September 2006 (two announcements)
18. 13 September 2006
19. 28 September 2006
20. 03 October 2006
21. 04 October 2006
22. 09 October 2006
23. 11 October 2006 (two announcements)
24. 13 October 2006
25. 13 November 2006
26. 14 November 2006
27. 04 December 2006
28. 06 December 2006
29. 12 December 2006
30. 21 December 2006 (two announcements)
31. 22 December 2006

Director/PDMR Shareholding:

1. 14 March 2006 (three announcements)
2. 03 May 2006
3. 12 September 2006 (two announcements)
4. 13 September 2006
5. 28 September 2006

Other announcements:

	Date	Description
1.	03 January 2006	Annual Information Update
2.	01 March 2006	Final Results – Part 1
3.	01 March 2006	Final Results – Part 2
4.	01 March 2006	Final Results – Part 3
5.	01 March 2006	Final Results – Part 4
6.	01 March 2006	Directorate Change
7.	31 March 2006	Annual Report and Accounts
8.	26 April 2006	AGM Statement
9.	26 April 2006	Results of AGM
10.	24 May 2006	Acquisition
11.	31 May 2006	Directorate Change
12.	26 June 2006	Pre-Close Statement
13.	30 August 2006	Interim Results
14.	08 December 2006	Director Declaration
15.	12 December 2006	Director Declaration
16.	15 December 2006	Pre-Close Statement
17.	29 December 2006	Total Voting Rights

Printed Publications submitted to the UK Listing Authority's Document Viewing Facility

Date	Description
01 March 2006	Preliminary Statement to 31 December 2005
18 September 2006	Interim Statement to 30 June 2006

Documents filed with the Registrar of Companies

	Date	Description
1.	26 April 2006	Form 288b - Resignation of Director
2.	26 April 2006	AGM Ordinary Resolutions
3.	26 April 2006	AGM Special Resolutions
4.	27 April 2006	Annual Report and Accounts made up to 31 December 2005
5.	15 May 2006	Annual Return
6.	02 June 2006	Appointment of Director (Confidentiality Order)
7.	02 June 2006	Form 288a - Appointment of Director
8.	04 July 2006	Form 288c - Change of Particulars for Director or Secretary
9.	14 September 2006	Interim Accounts made up to 30 June 2006

– END –

Name of contact and telephone number for queries
Patricia Kingdon, Deputy Company Secretary 01908 359 100

Name of authorised company official responsible for making this notification
Jon Green, Company Secretary

Date of notification
29 December 2006

29 December 2006

FILTRONA PLC

Total Voting Rights and Share Capital

For the purposes of the transitional provisions of the FSA's Disclosure and Transparency Rules, the total number of ordinary shares of 25p each of Filtrona plc in issue as at the date of this announcement is 219,326,795 with each share carrying the right to one vote.

There are no shares held in Treasury.

The total number of voting rights in Filtrona plc is therefore 219,326,795.

The above figure may be used be shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest, in Filtrona plc under the FSA's Disclosure and Transparency Rules.

Enquiries

Jon Green
Company Secretary T: 01908 359100

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Legal and General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Legal and General Group plc and/or its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
HSBC Bank plc a/c 914945	27,624
HSBC Bank plc a/c 923363	254,788
HSBC Bank plc a/c 636544	101,807
HSBC Bank plc a/c 775237	265,115
HSBC Bank plc a/c 942199	765,192
HSBC Bank plc a/c 942229	758,546
HSBC Bank plc a/c 942217	763,882
HSBC Bank plc a/c 942205	761,627
HSBC Bank plc a/c 942175	757,299
HSBC Bank plc a/c 942187	760,737
HSBC Bank plc a/c 775245	555,137
HSBC Bank plc a/c 770286	483,596
HSBC Bank plc a/c 357206	5,106,279
HSBC Bank plc a/c 866203	443,028
HSBC Bank plc a/c 916681	11,700
HSBC Bank plc a/c 969995	623,326
HSBC Bank plc a/c 999392	24,143
HSBC Bank plc a/c 630591	1,341,298
HSBC Bank plc a/c 361602	72,217
HSBC Bank plc a/c 282605	2,150,691
HSBC Bank plc a/c 360509	377,409
HSBC Bank plc a/c 766793	627,267
HSBC Bank plc a/c 924434	142,713
HSBC Bank plc a/c 924422	505,166
	17,680,587

5. Number of shares / amount of stock acquired

N/K

6. Percentage of issued class

N/K

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares

10. Date of transaction

Not advised

11. Date company informed

22 December 2006

12. Total holding following this notification

17,680,587 shares

13. Total percentage holding of issued class following this notification

8.06%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Patricia Kingdon
Deputy Company Secretary - 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

Jon Green
General Counsel and Company Secretary

Date of notification

22 December 2006

FILTRONA PLC
HOLDING (S) IN COMPANY

21 December 2006

Filtrona plc announces it was informed on 20 December 2006 that, following an acquisition on 18 December 2006, Morgan Stanley Securities Limited ("MSSL") holds an interest in 7,048,434 ordinary 25p shares, being approximately 3.21% of the issued share capital of the Company.

Morgan Stanley Securities have transferred from time to time 4,876,983 ordinary shares to third parties on terms which give them the right to require return of an equivalent number of shares. This interest in 4,876,983 ordinary shares is pursuant to Section 208(5) of the Companies Act 1985.

Filtrona plc was advised that MSSL is a member of the Morgan Stanley group of companies. These group companies which are direct or indirect holding companies of MSSL are each interested by attribution in any shares in which MSSL is interested.

Name of contact and telephone number for queries

Patricia Kingdon
Deputy Company Secretary
T: 01908 359100

Name of authorised company official responsible for making this notification

Jon Green
General Counsel and Company Secretary
T: 01908 359100

File No: 82-34882

RECEIVED
2007 JAN -3 P 12:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtrona plc

2. Name of shareholder having a major interest

Legal and General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal and General Group plc and/or its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
HSBC Bank plc a/c 914945	27,624
HSBC Bank plc a/c 923363	254,788
HSBC Bank plc a/c 636544	101,807
HSBC Bank plc a/c 775237	258,534
HSBC Bank plc a/c 942199	748,591
HSBC Bank plc a/c 942229	742,101
HSBC Bank plc a/c 942217	747,334
HSBC Bank plc a/c 942205	745,046
HSBC Bank plc a/c 942175	740,902
HSBC Bank plc a/c 942187	744,254
HSBC Bank plc a/c 775245	589,237
HSBC Bank plc a/c 770286	471,498
HSBC Bank plc a/c 357206	5,106,279
HSBC Bank plc a/c 866203	443,028
HSBC Bank plc a/c 916681	11,700
HSBC Bank plc a/c 969995	623,326
HSBC Bank plc a/c 999392	24,143
HSBC Bank plc a/c 630591	1,308,782
HSBC Bank plc a/c 361602	70,482
HSBC Bank plc a/c 282605	2,099,904
HSBC Bank plc a/c 360509	377,409
HSBC Bank plc a/c 766793	614,343
HSBC Bank plc a/c 924434	139,111
HSBC Bank plc a/c 924422	139,111
	17,129,334

5. Number of shares / amount of stock acquired

   N/K

6. Percentage of issued class

   N/K

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    20 December 2006

12. Total holding following this notification

    17,129,334 shares

13. Total percentage holding of issued class following this notification

    7.80%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon
    Deputy Company Secretary - 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Steve Dryden
    Finance Director

Date of notification

21 December 2006

FILTRONA

15 December 2006

FILTRONA PLC
TRADING UPDATE ON PROGRESS IN 2006

Filtrona today issues a pre-close trading statement ahead of its results for the year ending 31 December 2006, which will be announced on 1 March 2007.

Filtrona has continued to develop satisfactorily during 2006, in line with the Board's expectations, and underlying organic revenue growth in both Plastic and Fibre Technologies has continued to exceed historical growth rates. As expected, the first half benefit from foreign currency exchange movements has reversed in the second half of the year primarily due to the weaker US dollar.

Plastic Technologies

Plastic Technologies has maintained good revenue and profit growth. Protection and Finishing Products performed particularly well and has now grown to become Filtrona's largest profit contributing business, benefiting from the impact of new product ranges, ongoing expansion in continental Europe and Brazil, and the strength of the oil and gas sector. In Coated and Security Products, FractureCode is expanding to support both the first customer roll-out and the development of other licensees, although the tear tape business has experienced continuing soft demand for printed promotional tapes. The Plastic Profile and Sheet business has maintained its strong growth with the point of purchase and aerospace sectors again showing excellent results. In the second half, the Globalpack consumer packaging business has also performed consistently ahead of the

comparable period last year due both to improved market conditions and a focused productivity improvement programme.

Plastic Technologies is expected to maintain its strong growth in 2007 as it enhances its niche market positions through sustained investments in geographic and supply chain development, range expansion and new marketing programmes.

Fibre Technologies

Fibre Technologies has continued to deliver good revenue growth with improved profits following productivity gains in the Mexican Cigarette Filters business. The Fibertec Bonded Fibre Components business has produced good results with an encouraging performance in both household products and writing instruments.

Looking forward, as highlighted at the half year, the market conditions for the Cigarette Filters business in 2007 will remain challenging as customers respond to mature and declining Western markets with significant capacity reconfiguration. Recent customer discussions indicate that Filtrona will experience a reduction in volumes of conventional carbon dual filters next year. The volume reductions will impact the Company's European facilities and its facilities in North America where, as previously indicated, a capacity review is already underway. In anticipation of weaker volumes, management has introduced a major cost reduction programme, which, together with increased volumes in Asia, will mitigate the impact from the reduction in activity. The cost reduction programme will require significant plant restructuring to improve productivity and, as a result, a restructuring charge of circa £5m is expected in 2007. Filtrona's strategy is to move the focus of the Cigarette Filters business towards the research and development of innovative and more complex filter solutions to enhance value to customers. This underpins the Company's confidence in the future prospects of the Cigarette Filters

business to meet the growing demand for innovative filters for PREPs (potentially reduced exposure products) and other differentiated tobacco smoking products, and for research and development services.

The Board remains confident that Filtrona will continue to make satisfactory underlying progress in 2007.

Enquiries:

Filtrona plc
Mark Harper, Chief Executive
Steve Dryden, Finance Director
Tel: 01908 359 100

Finsbury
James Leviton
Gordon Simpson
Tel: 020 7251 3801

12 December 2006

FILTRONA PLC
Director Declaration

In accordance with paragraph 9.6.14 of the Listing Rules, it is confirmed that Warren Knowlton has been appointed as Chief Executive Officer and a member of the board of directors with Graham Packaging Company L. P., a privately held company registered with the US Securities and Exchange Commission, with effect from 8 December 2006.

Name of contact and telephone number for queries

Filtrona plc	01908 359100
Jon Green	Company Secretary

8 December 2006

FILTRONA PLC
Director Declaration

In accordance with paragraph 9.6.14 of the Listing Rules, it is confirmed that Mark Harper has been appointed as a non-executive director of BBA Aviation plc with effect from 1 December 2006.

Name of contact and telephone number for queries

Filtrona plc	01908 359100
Jon Green	Company Secretary

6 December 2006

FILTRONA PLC

HOLDING(S) IN COMPANY

6 December 2006

Filtrona plc announces it was informed on 5 December 2006 that, following a recent in specie transfer of 604,860 shares, AMVESCAP PLC (AMVESCAP) and subsidiary companies on behalf of discretionary clients have an interest within the meaning of Part VI of the Act in 32,971,572 Ordinary 25p Shares of Filtrona plc (representing 15.03%), details of that interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are set out below:-

Bank of Ireland (Dublin)	530,256
Bank of New York	121,352
Bank of New York (Brussels)	58,359
JP Morgan Chase (Hong Kong)	151,759
Chase Nominees	760,144
Vidacos Nominees Limited	25,221,948
HSBC Nominees	676,189
Japan Trustee Services Bank	3,641
Mellon Bank, Pittsburgh	229,049
State Street Trust & Banking Co. (London)	3,003,000
Trust & Custody Service JP	7,096
Northern Trust Company (London)	444,779
AIM Trimark	1,764,000

Filtrona plc was advised that none of these shares are beneficially owned by AMVESCAP. Subsidiary companies of AMVESCAP have a large number of portfolio management clients for whom they act as investment manager and investment advisor and by virtue of Section 203 of the Companies Act 1985 AMVESCAP is deemed to have the same interest in the shares.

Name of contact and telephone number for queries
Patricia Kingdon
Deputy Company Secretary
01908 359100

Name of authorised company official responsible for making this notification
Jon Green
Company Secretary and General Counsel
01908 359100

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Goldman Sachs Group, Inc. through its direct and indirect subsidiaries, Goldman, Sachs & Co, Goldman Sachs Securities (Nominees) Limited, and Goldman Sachs International.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   A beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of Goldman Sachs Group, Inc. and a non-beneficial interest held by Goldman Sachs Securities (Nominees) Limited representing funds under management held on behalf of clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Holding**
Goldman Sachs International	13,032,555
Goldman Sachs Securities (Nominees) Limited	4,721,172
	17,753,727

5. Number of shares / amount of stock acquired

   N/K

6. Percentage of issued class

   N/K

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary Shares

10. Date of transaction

N/K

11. Date company informed

1 December 2006

12. Total holding following this notification

17,753,727 shares

13. Total percentage holding of issued class following this notification

8.09%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Patricia Kingdon – 01908 359100
Deputy Company Secretary

16. Name and signature of authorised company official responsible for making this notification

Jon Green
Company Secretary and General Counsel

Date of notification

4 December 2006